PERSONAL AND CONFIDENTIAL

Via EDGAR Only

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Request for Acceleration of Effectiveness of Global Consumer Acquisition Corp. Registration Statement on Form S-1 (File No. 333-253445)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), we, the representatives of the several underwriters (the “Representatives”), hereby join in the request of Global Consumer Acquisition Corp. (the “Registrant”), for the acceleration of the effective date of the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-253445) (the “Registration Statement”), relating to a public offering of the Registrant’s Units and the Registrant’s common stock, par value $0.0001 per share (the “Common Stock”) and warrant to purchase Common Stock, so that the Registration Statement may be declared effective on June 8, 2021, at 4:00 p.m. Eastern Time, or as soon thereafter as practicable. The undersigned, as the Representatives of the underwriters, confirm that they are aware of their obligations under the Securities Act.

Pursuant to Rule 460 under the Securities Act, we wish to advise you that we have distributed approximately 450 copies of the prospectus to prospective underwriters, prospective dealers, institutional investors; and others.

The undersigned, as Representatives of the underwriters, hereby represent on behalf of the underwriters that the underwriters are acting in compliance and will act in compliance with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

Very truly yours,

KINGSWOOD CAPITAL MARKETS,
Division of Benchmark investments, Inc.

By:	/s/ Sam Fleischman
Name: Sam Fleischman
Title: Supervisory Principal